Steven P. Rasche
Chief Financial Officer
314-342-3348
April 17, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Laclede Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 26, 2013
File No. 001-16681

Dear Ms. Thompson,

The Laclede Group, Inc. (“Laclede”, the “Company”, “we”, “us”, or “our”) has received your April 1, 2014 letter on behalf of the Securities and Exchange Commission Division of Corporation Finance, regarding certain disclosures contained in Laclede’s Form 10-K for the Fiscal Year ended September 30, 2013 filed on November 26, 2013. For your convenience, we have set forth the comments from your letter in bold and italics immediately followed by our responses.
Form 10-K for the Fiscal Year Ended September 30, 2013
Item 1. Business
Other, page 8

1.
We note your disclosure on pages 9 and 86 that you began including your propane-related services within your Gas Utility segment on July 1, 2013. Please tell us whether you have restated prior segment financial information pursuant to ASC 280-10-50-34. Please quantify for us total assets of the transferred operations and the related impact they had on your statements of income, including revenues and net economic earnings, for all periods presented in your filing.

Response:
The Company did not restate prior segment information.  Consistent with the regulatory treatment for the periods prior to July 1, 2013, the revenues and expenses derived from the sale and purchase of propane were not considered Gas Utility activity and were recorded as such.  As a result, the revenues

Ms. Jennifer Thompson
April 17, 2014

and expenses for propane-related services were consistently classified as “Other” for segment reporting purposes prior to July 1, 2013, as described in Note 15 to our 2013 consolidated financial statements. The total assets of the propane business that were transferred on July 1, 2013 were $5.0 million.  The following table provides information related to revenues and net economic earnings from propane sales for all periods presented (in thousands):

	2013	2012	2011
Revenue	$3,052	$2,944	$19,138
Net economic earnings	1,499	1,704	6,862

We had considered the guidance of ASC 280-10-50-34 and believe the interaction of such guidance with ASC 980-20 supported the conclusion to not restate such periods.  In this situation, because of the regulatory action of the Missouri Public Service Commission (MoPSC), the propane revenues and expenses were required to be included in the Gas Utility segment prospectively effective July 2013 for rate-setting purposes.  Application of ASC 980-20-40 indicates that the discontinuance (or reapplication) of regulatory accounting should not result in a restatement of prior periods.  Rather, under this guidance, a change is accounted for in the current period.  Following such guidance, we believe the Gas Utility operations should be reported in a manner that is consistent with the rate making construct present at the time without retroactive adjustment.  Within letter explanation (c) to the table in Note 15, we described the propane results due to a discrete transaction in 2011 that was significant, as we wanted to ensure that such matter was transparent to readers of our financial statements. Management also considered the trend of propane revenues and net economic earnings and concluded that the impact on future periods would likely not be material.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Earnings, page 28

2.
We note your disclosure on page 28 that management believes net economic earnings per share, which excludes the weighted average number of shares impact of the May 2013 equity issuance, provides a useful representation of operating performance by facilitating comparison of year-over-year results. We have the following comments:

•
Please tell us if the earnings attributable to MGE have been excluded from the Gas Utility’s net economic earnings for the year ended September 30, 2013. Please also disclose and explain to us in sufficient detail the nature of the items included in the “Acquisition, divestiture and restructuring activities” line item of your net economic earnings reconciliation on page 29.

•
As the shares issued in May 2013 were outstanding from issuance through the end of your fiscal year, were participating in earnings during that period of time, and will presumably continue to participate in earnings absent additional developments, please explain in further detail why you believe the exclusion of

Ms. Jennifer Thompson
April 17, 2014

these shares, which reflect your current capital structure, from your calculation of net economic earnings per share is useful to a reader.
Response:
Net economic earnings attributable to MGE of $0.7 million have been excluded from the Gas Utility segment’s earnings for the year ended September 30, 2013. The exclusion of earnings was effected by netting it against the acquisition activities in the Acquisition, divestiture and restructuring line item. The substantial majority of the expenses in that line item are professional advisory fees directly related to the MGE acquisition. As noted on page 30, the Company described these expenses as incremental and directly attributable to the MGE acquisition. We described the nature of these excluded expenses in our disclosures on pages 28-30 as well as Footnote 2 on page 61.
The Company excluded the impact of the May 29, 2013 common stock issuance consistent with its exclusion of the earnings impact of MGE in fiscal year 2013. The MGE net income for September is separately disclosed in the first line of the consolidated descriptions at the bottom of page 29 of the Form 10-K. The definition and measurement of net economic earnings provided in the Form 10K is consistent with that used by management and the Board of Directors in assessing the Company’s performance as well as for determining performance under the Company’s incentive compensation plans. Further we believe this better enables an investor to view the Company’s performance in that period on a basis that would be comparative to prior periods.
2013 vs. 2012
Operating Revenues and Operating Expenses
Gas Marketing, page 32

3.
You disclose in the fourth paragraph of the Gas Marketing section on page 8 that “LER was profitable in fiscal year 2013, despite a challenging market.” We also note on page 87 that your Gas Marketing segment experienced a significant increase in intersegment revenues as compared to the prior year, and those sales represented a significantly higher percentage of your Gas Marketing segment’s sales. Please tell us what amount of the operating margin for each of the periods presented was due to intersegment as opposed to third party transactions of the Gas Marketing segment as well as the factors that drove the changes in intersegment amounts period over period. While we acknowledge your summary disclosure of results of operations on a consolidated basis, please tell us your considerations in determining whether this information was necessary for a reader to understand the Gas Marketing segment’s results of operations as well as how it contributes to the consolidated results of operations.

Response:
The Gas Marketing segment had the following intersegment revenues in the periods presented: $24.2 million; $15.3 million and $24.3 million for fiscal years 2013, 2012 and 2011, respectively. These amounts are reflected on pages 87 and 88. The Company does not calculate a net operating margin for the Gas Marketing segment on an individual-customer basis, since the commodity being sold (natural

Ms. Jennifer Thompson
April 17, 2014

gas) is acquired in bulk through a series of daily transactions over a period of days, and the total of that supply is then delivered to the customers of that segment in various amounts over different time periods, making individual margin calculations by customer impractical. Total intersegment volumes for 2013 are 5% of the Gas Marketing segment’s total volumes as compared to 3% in 2012, which the Company does not believe to be material.
The Company believes the disclosures under the subheading “Gas Marketing” on page 8, in item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations on pages 25 through 34 and Note 15 to our 2013 consolidated financial statements on pages 86 and 87 of Form 10-K provide sufficient detail for a reader to understand the operations and results of operations of our Gas Marketing segment and how it contributes to the Company’s consolidated results of operations.

Income Taxes, page 32

4.
We note the decrease in your effective tax rate from 2011 to 2013 and the reconciling items within your effective income tax reconciliation table on page 85. Please disclose in sufficient detail the reasons for changes in your effective tax rate between periods and tell us whether you believe any known trends with respect to your effective tax rate should be disclosed. To the extent material, please discuss the impact of the reconciling items on your effective tax rate. Refer to Item 303(a)(3) of Regulation S-K.

Response:
As noted in Note 13 to our 2013 consolidated financial statements, the principal item that decreases our effective tax rate are certain expenditures associated with self-constructed utility plant that are capitalized for GAAP purposes but currently deductible for tax return purposes under the Internal Revenue Code and regulations thereunder. While such construction expenditures are a temporary difference under ASC 740, the MoPSC, which sets the rates the Company’s utility subsidiary, Laclede Gas Company (the “Utility”), can charge its customers, requires the Utility to flow-through currently the tax benefit of such tax deductions to ratepayers. ASC 740-980-25 and ASC 740-980-55 require the tax benefit of such expenditures to effectively be accounted for as a permanent difference, which results in a lower effective tax rate in the years such expenditures occur and are deducted for tax return purposes. The dollar amount of these flow-through deductions has generally been consistent from year to year, which is why we did not describe such deductions in further detail.
The lower effective tax rate in 2013 was not due to these expenditures, per se, but to the substantial decrease in our 2013 pretax income principally due to certain acquisition-related expenses as described under the heading “Earnings” in Item 7. Managements’ Discussion and Analysis of Financial Condition And Results Of Operations on pages 28 and 29 of our Form 10-K. There were no such material expenditures of this kind in either 2012 or 2011, and thus pretax income was higher. As a result, with lower pretax book income in 2013 as compared to 2012 and 2011, the impact of the construction expenditures noted above had a disproportionate impact on the effective tax rate, decreasing it for the year. In future filings, we will add additional disclosures to further clarify the basis for material changes in our effective tax rate.

Ms. Jennifer Thompson
April 17, 2014

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Regulated Operations, page 57

5.
You disclose that $17.2 million of regulatory assets were not earning a rate of return as of September 30, 2013. You subsequently disclose that a portion of the regulatory asset related to pensions and other postemployment benefits relating to the unfunded differences between the projected benefit obligation and plan assets also does not earn a rate of return, but do not disclose an amount. Please revise to disclose the total amount of regulatory assets for which you do not earn a rate of return. Refer to ASC 980-340-50-1.

Response:
Please see the table below for the total amount of regulated assets that are not receiving a rate of return (in thousands):

Future income taxes due from customers	$112,912
Pension and postretirement benefit costs	259,854
Compensated absences	8,004
Other	7,596
Total Regulated Assets	$388,366

We believe the 2013 Form 10K disclosure satisfied the requirements of ASC 980-340-50-1, as all items mentioned have individual lines or are a subset of an identified line within the table presented on page 57. We will prospectively include the table above in our disclosure in our Form 10-K.

3. Pension Plans and Other Postretirement Benefits
Fair Value Measurements of Pension and Other Postretirement Plan Assets, page 71

6.
You disclose on page 72 that stock and bond mutual funds are valued at the quoted market price of the identical securities. We note you have classified “Stock/Bond mutual fund” investments of your pension plan assets as level 2 within the fair value hierarchy as illustrated on page 71. Please explain the basis for your classification of these investments within the fair value hierarchy. Please also clarify why you value the mutual funds based on prices of the identical securities and not some other basis, such as quoted prices or net asset values of the funds. Refer to ASC 820-10-35-40 and -47.

Ms. Jennifer Thompson
April 17, 2014

Response:
The Company classifies the “Stock/bond mutual funds” held in the Utility’s MGE pension plan as Level 2 assets within the fair value hierarchy as these assets are not exchange-traded funds. These assets are proprietary commingled trust funds managed by JP Morgan under specific investment guidelines, allocations and benchmarks and there are not identical securities with market prices. There are two primary investment vehicles held by the pooled trust, the JPMCB Diversified Plus Fund and the JPM Multi-Strategy Fund II, Ltd. We value the commingled trust funds managed by JP Morgan as Level 2 as the underlying investments of the funds are valued at the closing net asset value per unit. The “U.S bond mutual funds” held in the Utility’s other pension and postretirement plan are considered to be Level 1 as these funds are valued based on the quoted market price of the individual securities.

We will enhance our disclosure prospectively by separately identifying any pooled trust assets in the fair value measurement table as a separate line, currently on page 71, as well as indicating that those trust assets are valued at the closing net asset value per unit of the underlying investments on the date of the balance sheet in the paragraph following the table.
* * *

Further, as requested in your letter, Laclede acknowledges that:

◦	The Company is responsible for the adequacy and accuracy of the disclosure in the filing

◦	Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filing

◦	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
We trust the foregoing adequately addresses the comments in your letter, but if any items require clarifications, please contact me at the phone number listed above or, in my absence, Sondra Brown, Vice President and Controller at 314-342-0597, if you have any further questions or comments.

Respectfully submitted,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer

Cc:	Sondra Brown, The Laclede Group, Inc.
Mary Kullman, The Laclede Group, Inc.
Jarrett Torno, SEC
Andrew Blume, SEC